Exhibit 4.17

AMENDMENT NO. 5 TO COMMERCIAL MANAGEMENT AGREEMENT

This Amendment No. 5 (this “Amendment”) dated as of November 3, 2021, by and among SEANERGY MANAGEMENT CORP., a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands, MH 96960, for its own behalf and as agent for and on behalf of the Shipowning Affiliates (the “Company”), and FIDELITY MARINE INC., a company incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, Majuro Marshall Islands MH 96960 (hereinafter called the “Commercial Manager”) to the Commercial Management Agreement dated as of March 2, 2015, by and among the Company and the Commercial Manager as amended by an Amendment No. 1 dated as of September 11th, 2015, further amended by an Amendment No. 2 dated as of February 24th, 2016, further amended by an Amendment No. 3 dated as of February 1st, 2018 and further amended by an Amendment No. 4 dated as of June 28, 2018 (together referred to as the “Agreement”). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto (or incorporated by reference) in the Agreement, which also contains rules of usage that apply to terms defined therein and herein.

RECITAL

WHEREAS, the Company and the Commercial Manager desire to enter into this Amendment No. 5 for the purpose of amending and restating Clause 2 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Amended and Restated Clause 2.2 of the Agreement

Clause 2.2 of the Agreement is hereby amended and restated as follows:

“

2.2
For services performed hereunder by the Commercial Manager, the Company shall pay, or procure that the relevant member of the Group pays, to the Commercial Manager as a management fee (the “Fee”) comprising of: (i) an annualized fee of Euro one hundred twenty thousand (€120,000) net per year which will be paid in twelve equal monthly payments of Euro 10,000 net each (to be made on or about the last day of every month); and (ii) a commission fee of zero point fifteen percent (0.15%) calculated on the collected gross hire/ freight/ demurrage payable when the relevant hire/ freight/ demurrage are collected, provided that on an annual basis the total Fee under (i) and (ii) will never exceed United States Dollars four hundred thousand (USD400,000) net. The Fee hereunder shall be paid to the Commercial Manager to an account of the Commercial Manager advised in writing to the Company. ”

Except as provided hereinabove, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereinabove have caused this Amendment No. 5 to the Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

SEANERGY MANAGEMENT		FIDELITY MARINE INC.
CORP.

By:	/s/ Stamatios Tsantanis	By:	/s/Nikolaos Frantzeskakis
Name:	Stamatios Tsantanis	Name:	Nikolaos Frantzeskakis
Title:	Director/President	Title:	Sole Director